SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 4, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒           Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐           No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐           No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐           No: ☒

Enclosures:

Nokia stock exchange release dated October 4, 2016: Expiration date of Nokia’s public buy-out offer for Alcatel-Lucent securities extended following a legal action against AMF clearance decision; squeeze-out to follow completion of public buy-out offer

STOCK EXCHANGE RELEASE
October 4, 2016

Expiration date of Nokia’s public buy-out offer for Alcatel-Lucent securities extended following a legal action against AMF clearance decision; squeeze-out to follow completion of public buy-out offer

Nokia Corporation

Stock Exchange Release
October 4, 2016 at 17:30 (CET +1)

Expiration date of Nokia’s public buy-out offer for Alcatel-Lucent securities extended following a legal action against AMF clearance decision; squeeze-out to follow completion of public buy-out offer

Espoo, Finland — The French stock market authority (Autorité des marchés financiers, “AMF”) announced today that a legal action was filed before the Paris Court of Appeal on September 30, 2016 for annulment of the AMF’s clearance decision regarding Nokia’s public buy-out offer (the “Public Buy-Out Offer”), which would be followed by a squeeze-out (the “Squeeze-Out”, together with the Public Buy-Out offer, the “Offer”), for all remaining securities of Alcatel-Lucent. Consequently, the Public Buy-Out Offer period is extended until further notice and the Squeeze-Out, which had been scheduled for October 6, 2016, will take place once the public buy-out offer is completed.

Nokia is now awaiting details of the legal action, and the AMF will publish a further notice with a new timetable in due course. Nokia believes that the Offer complies with all applicable laws and regulations and expects that, unfortunate delay aside, the legal action will not have a material impact on its acquisition of the remaining outstanding securities of Alcatel-Lucent.

Documentation relating to the Offer, which includes Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) and Nokia’s and Alcatel-Lucent’s respective “other information” documents, is available on the AMF website (www.amf-france.org), on Nokia’s website (http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction), and on Alcatel-Lucent’s website (www5.alcatel-lucent.com).

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will”, “believe”, “confident” and similar expressions. These forward-looking statements include statements relating to: the legal action for annulment of the AMF’s clearance decision filed before the Court of appeal of Paris, the expected timetable of the Offer, including the expected implementation date of the Squeeze-Out and Nokia’s views with respect to the Offer’s compliance with all applicable laws and regulations and the outcome of the legal action. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: AMF’s regulation of the Offer, the contents of the legal action (which has not yet been reviewed by Nokia) and the possibility of its success on the merits (partial or otherwise) as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to Nokia’s Public Buy-Out Offer followed by a Squeeze-Out for all of the ordinary shares and OCEANE convertible bonds of Alcatel-Lucent. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares or OCEANE convertible bonds of Alcatel-Lucent, nor is it a substitute for Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) filed by Nokia with, and which received visa No. 16-438 from the AMF on September 20, 2016 (as amended and supplemented from time to time, the “Offer Document”). The Public Buy-Out Offer followed by a Squeeze-Out is being made only through the Offer Document.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENT AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT MAY FURNISHED OR FILE WITH THE SEC OR AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC BUY-OUT OFFER FOLLOWED BY A SQUEEZE-OUT.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Offer Document and other documents referred to above, if furnished by Nokia or Alcatel-Lucent with the SEC, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia and Alcatel-Lucent’s joint offer document (note d’information conjointe) which received from the AMF the visa No. 16-438 date September 20, 2016 and contains detailed information with regard to the Public Buy-Out Offer followed by a Squeeze-Out, as well as Nokia’s and Alcatel-Lucent’s respective “other information” documents relating in particular to their legal, financial and accounting characteristics, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal